Trinity Mirror plc

12g3-2(b)

07027183

2 October 2007

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

SUPPL

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the above number, if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely yours,

Linda Mailey

Encs.

CFD-#3634161-v1

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com

AXA INVESTMENT MANAGERS

Trinity Mirror PLc
The Company Secretary
One Canada Square
Canary Wharf
London
E14 5AP

28 September 2007
Your ref : COMPANY SECRETARY

SEC MAIL RECEIVED PROCESSING
OCT 05 2007
WASH. D.C. 186 SECTION

Direct telephone number 020 7003 2637
Contact : Terry Marsh

Dear Sirs,

NOTIFICATION OF INTEREST(S) IN SHARES

TRINITY PLC

This notification supersedes any previous notification from AXA Investment Managers UK Ltd.

We are writing on behalf of AXA S.A. of 25 Avenue Matignon, 75008 Paris and its Group Companies who are deemed to have an interest in these shares.

The identity of each registered holder of the shares to which this notice relates, so far as is known to AXA Investment Managers UK Ltd, as at 27/09/07, is as per the attached Appendix.

Yours Faithfully,

OSSM Workflow Manager

Kim van Oers
OSSM Workflow Manager

TR-1	**Notification of a Major Interest in Shares**

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached	TRINITY PLC

2. Reason for Notification	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the aquisition of shares already issued to which voting rights are attached.	
An event changing the breakdown of voting rights	
Other: Please Specify	

3. Full name of person(s) subject to the notification obligation	AXA S.A, 25 Avenue Matignon, 75008 Paris and its group of companies
4. Full name of shareholder(s) if different from 3.	
5.Date of the transaction and date in which threshold is crossed or breached	27/09/2007
6.Date on which issuer notified	28/09/2007
7. Threshold(s) that is/are crossed or reached:	17 %.
8. Notified details:	TOTAL

TR-1	Notification of a Major Interest in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached	TRINITY PLC

2. Reason for Notification	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the aquisition of shares already issued to which voting rights are attached.	
An event changing the breakdown of voting rights	
Other: Please Specify	

3. Full name of person(s) subject to the notification obligation	AXA S.A, 25 Avenue Matignon, 75008 Paris and its group of companies
4. Full name of shareholder(s) if different from 3.	
5.Date of the transaction and date in which threshold is crossed or breached	27/09/2007
6.Date on which issuer notified	28/09/2007
7. Threshold(s) that is/are crossed or reached:	17 %.
8. Notified details:	TOTAL

Proxy Voting	
10. Name of proxy holder:	
11. Number of Voting rights Proxy Holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13.Additional Information:	
14. Contact Name .	Terry Marsh
15. Contact telephone number	020 7003 2637

9.Chain

Name of the Company / Fund	Number of Shares	% of issued share capital
AXA Ireland Pension Fund **Indirect**	3,281	0.00112
AXA Sun Life plc (fmly Axa Equity & Law Life Assurance Society plc) **Direct**	200,000	0.06821
AXA Rosenberg **Direct**	328,000	0.11186
Sun Life Unit Assurance Ltd A/c X **Direct**	325,000	0.11084
Sun Life Unit Assurance Ltd A/c X **Direct**	105,000	0.03581
AXA UK Investment Co ICVC Global Growth Fund **Indirect**	6,047	0.00206
PPP Healthcare Group plc **Direct**	15,474	0.00528
Sun Life Pensions Management Ltd A/c **Direct**	500,000	0.17052
Sun Life Assurance Society Plc **Direct**	100,000	0.03410
AXA Rosenberg **Direct**	245,000	0.08355
AXA Insurance UK **Direct**	147,300	0.05023
AXA UK Group Pension Scheme **Indirect**	9,000	0.00307
AXA Financial, Inc **Indirect**	33,126,269	11.29708
AXA Colonia Konzern **Indirect**	21,518	0.00734
Sun Life International (IOM) Ltd **Direct**	300,000	0.10231
AXA France	4,795	0.00164

Indirect		
AXA Rosenberg	11,535,535	3.93397
Indirect		
AXA Financial, Inc *	360,956	0.12310
Indirect		
Sun Life Unit Assurance Ltd LTAV UK Equity **Direct**	71,235	0.02429
Sun Life Unit Assurance Ltd ABL High Alpha **Direct**	197,700	0.06742
Sun Life Unit Assurance Ltd FTSE All Share Tracker **Direct**	52,748	0.01799
Sun Life Pensions Management LTAV UK Equity **Direct**	344,813	0.11759
Sun Life Pensions Management ABL High Alpha **Direct**	1,106,900	0.37749
Sun Life Pensions Management FTSE All Share Tracker **Direct**	262,809	0.08963
AXA Winterthur **Direct**	76,525	0.02610
ASL With Profit Transition Fund **Direct**	**217,753**	0.07426
SLAS With Profit Transition **Direct**	**5,500**	0.00188
Total Direct	**4,601,757**	**1.56934**
Total Indirect	**45,067,401**	**15.36937**
TOTAL	**49,669,158**	**16.93871**

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Trinity Mirror PLC	Holding(s) in Company		13:51 2 Oct 07		

Full Announcement Text

The Company has today received notification from AXA Investment Managers UK Ltd, on behalf of AXA S.A. and its group of companies, that they have an interest in Trinity Mirror plc Ordinary Shares of 49,669,158 (previously 49,908,062), representing 16.94% of the issued share capital divided as 4,601,757 direct(1.57%) and 45,067,401 indirect (15.37%).

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status list

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